SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number of Class of Securities)

Koji Fusa, Chief Executive Officer
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS
44-20-7408-4710
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 11th Floor
New York, NY 10174
(212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$12,582,968.06	$1,620.69***

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,218,549 ordinary shares of Collabrium Japan Acquisition Corporation, no par value, at the tender offer price of $10.32619 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

***	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,620.69
Filing Party: Collabrium Japan Acquisition Corporation
Form or Registration No.: Schedule TO
Date Filed: March 26, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2014 by Collabrium Japan Acquisition Corporation, a British Virgin Islands business company with limited liability (“Collabrium” or the “Company”), in connection with the Company’s offer to purchase for cash up to 1,218,549 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.32619 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $12,582,968.06. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated March 26, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Schedule TO, as supplemented and amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 to 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.
The information set forth in the answer to the question titled “What are the most significant conditions to the Offer?” on page 4 of the Offer to Purchase is hereby supplemented by adding the following after the third bullet point:

The number of shares for the Maximum Tender Condition was selected so that we will have approximately $12,500,000 in cash remaining in the Trust Account after the completion of the Offer (without taking into account the Contribution). Under our Charter, we are required to have at least $5,000,001 in net tangible assets immediately after the Offer. The $12,500,000 amount is our best estimate of the amounts necessary to remain in the Trust Account so that our net tangible assets will not be less than $5,000,001 following consummation of the Offer.

2.	The first paragraph after the bullet points in the section title “The Offer—Conditions of the Offer” on page 32 of the Offer to Purchase is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Koji Fusa
Chief Executive Officer

Date: April 7, 2014

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated March 25, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Proxy Solicitation Materials dated March 25, 2014 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Collabrium on March 25, 2014).
(b)	Not applicable.
(d)(1)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the Form 6-K filed by Collabrium October 24, 2012).
(d)(2)	Underwriting Agreement between The PrinceRidge Group LLC and the Company, dated October 18, 2012 (incorporated by reference to the Form 6-K filed by Collabrium October 24, 2012).
(d)(3)	Warrant Agreement between Continental Stock Transfer & Trust and the Company, dated October 18, 2012 (incorporated by reference to the Form 6-K filed by Collabrium October 24, 2012).
(d)(4)	Unit Purchase Option (incorporated by reference to the Form F-1 filed by Collabrium on September 7, 2012).
(d)(5)
Letter Agreement between the Company, Initial Shareholders and Officers and Directors of Company, dated October 18, 2012 (incorporated by reference to the Form 6-K filed by Collabrium on October 24, 2012).

(d)(6)	Form of Subscription Agreement for Private Placement Warrants (incorporated by reference to the Form F-1 filed by Collabrium on September 7, 2012).
(d)(7)	Registration Rights Agreement among the Company, Initial Shareholders and Initial Investors, dated October 18, 2012 (incorporated by reference to the Form 6-K filed by Collabrium October 24, 2012).
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed.